CLAUDIA J. MCDOWELL ATTORNEY AT LAW
27430 Riverside Lane
Valencia CA 91354
(818) 359-5909
(818) 475-1819 Facsimile

January 16, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C.   20549

Attention: Ronald E. Alper, Esq., Division of Corporate Finance

Re:     Crown Equity Holdings, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed December 23, 2009
Forms 10-K and 10-K/A for the year ended December 31, 2008
Filed March 11, 2009 and December 23, 2009, respectively
Forms 10-Q and 10-Q/A for the Periods Ended September 30, June 30 and March 31, 2009
Filed November 12, August 7, May 13, 2009, and December 23, 2009, respectively
File No. 000-29935

Dear Mr. Alper:

In response to your letter of January 5, 2010 regarding the above-referenced issuer, Crown Equity Holdings, Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Preliminary Information Statement on Schedule 14C

General

1.           We note the December 9, 2009 PRNewswire article indicating that you filed a Form 8-K announcing the appointment of a new chief financial officer.  It does not appear that you filed the Form 8-K on EDGAR.  Please file the report or advise.

RESPONSE:

Due to an error by the Company's filing agent, although the Form 8-K was drafted and submitted to the filing agent, the filing agent did not file it.  Accordingly, it has subsequently been filed.

Amendments and Restatement of Articles of Incorporation, page 7

2.  We note your response to comment 5 of our letter dated November 30, 2009.  Please expand your discussion to also indicate, if indicate, if true, that you do not have any present intention to authorize or issue any class of preferred stock.

RESPONSE:

The end of the first sentence of the second paragraph on page 7 reads "the Company does not have any present plans for authorizing or issuing any class of preferred stock."   We have modified that sentence to state as well that there in no present intention to authorize or issue any class of preferred stock.

3.           We note your response to comment seven of our letter dated November 30, 2009.  Please expand your discussion to indicate why you believe it is advisable if such provision is already present in Nevada Corporation Law.

RESPONSE:

The Company has added a sentence explaining why it is explicitly adding this provision to its Articles.

4.           We note your response to comment eight of our letter dated November 30, 2009.  Please expand your disclosure to also indicate, if true, that you do not have any present intention to authorize or declare a reverse or forward stock split of your common stock.  In addition, please expand your disclosure to provide additional information concerning your need for greater flexibility for this provision.

RESPONSE:

The Company has revised this paragraph to indicate that there are no present intentions of authorizing or declaring a reverse or stock split of its common stock and has expanded its disclosure in response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

5.           We note your response to comment nine of our letter dated November 30, 2009.  Your Form 10-K is still not signed as provided in the Form.  It has been signed by the registrant in accordance with Rule 12b-15.  However, it must also be signed in accordance with the Form 10-K.  In this regard, the report must be signed on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, and its controller or principal accounting officer.  See Form 10-K, General Instruction D.(2) and the instructions for signatures.  Please revise.

RESPONSE:

An Amendment to the Form 10-K has been filed to comply with this comment.

Exhibits

Exhibit 31.1 and 31.2

6.           We note your response to comment 10 of our letter dated November 30, 2009.  The certifications still do not correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K.  In paragraph 3 you refer to "material fact" instead of "a material fact".  In paragraph 4 you use the word "am" instead of "are".  In paragraph 4(c) you have deleted "and" at the end of the paragraph.  In paragraph 4(d) you state "to the registrant's" instead of "in the registrant's".  In paragraph 5 you refer to "small business issuer" instead of registrant.  Please revise.

RESPONSE:

As part of the amended 10-K, the certifications have been revised to comply with this comment.

Form 10-Q for the Periods Ending September 30, June 30 and March 30, 2009

Item 4T: Controls and Procedures, page 11

Changes in Internal Controls over Financial Reporting, page 11

7.           We note your response to comment 11 of our letter dated November 30, 2009.  Please revise to state clearly the exceptions to the statements that there were no changes in internal control.

RESPONSE:
 There were no exceptions to the statements that there were no changes in internal control and the phrase "Except as noted above" has been removed.

Exhibit 31.1 and 31.2

8.           We note your response to comment 12 of our letter dated November 30, 2009.  The certifications still do not correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K.  In paragraph 3 you refer to "material fact" instead of "a material fact".  In paragraph 4 you use the word "am" instead of "are".  In paragraph 4(c) you have deleted "and" at the end of the paragraph.  In paragraph 4(d) you state "to the registrant's" instead of "in the registrant's".    Please revise.

RESPONSE:

Amended Forms 10-Q for March 31, June 30 and September 30, 2009 have been filed with the proper form of certifications in response to this comment.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

CLAUDIA J. MCDOWELL ATTORNEY AT LAW

CLAUDIA J. MCDOWELL

/CJM
cc:	Crown Equity Holdings, Inc.
Malone & Bailey, PC